1049 Camino Dos Rios
Thousand Oaks, CA 91360
Phone: 805.373.4545
Fax: 805.373.4450

May 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, DC 20549
Attention: Stephanie Yang and Andrew Blume

Re:    TELEDYNE TECHNOLOGIES INCORPORATED
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 23, 2024
File No. 001-15295

Dear Ms. Yang and Mr. Blume:

    Teledyne Technologies Incorporated (the “Company” or “Teledyne”) hereby responds to the comment letter dated May 11, 2024, related to the above-referenced filing, as follows: The SEC staff comment is repeated for reference, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations, page 23
1.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. When you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. As an example, you quantify on page 24 the combined incremental Digital Imaging revenues related to acquisitions and organic sales growth but do not separately quantify each component or the offsetting impact of the lower product sales you identify and do not expand on the reasons driving the growth or decline of your product categories. We further note that you attribute the increase in consolidated and segment cost of sales on pages 23-26 to "higher net sales" and "product mix" but do not consistently provide additional context regarding the product categories impacting your margins. Ensure you explain in sufficient detail the reasons driving these changes and that your overall revised disclosures assist in satisfying

U.S. Securities and Exchange Commission

May 21, 2024

the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:
• to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;
• to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
• to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.
RESPONSE:
We acknowledge the Staff’s comment and the applicable guidance cited. We confirm that in future filings, beginning with our next Form 10-Q, where we describe two or more business reasons that contributed to a material change in a financial statement line item between periods, we will quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors.
With respect to specifically describing the extent to which material changes in revenue from period to period are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services, our revenues are significantly impacted by factors other than price and volume. Product mix often varies considerably period to period, and unlike commodity goods, like for like unit price and volume comparisons for products are often limited. Furthermore, across our businesses, we offer many products that are sold at varying prices to different customers in different regions. Therefore, we do not quantify aggregate price and volume for our product lines or segments and believe it would not be practical to do so. However, if there are material changes to overall volume or pricing that impact our financial results, such as a material new product or discontinuation of a material product, we will disclose those changes. Where we identify intermediate causes of changes in our operating results, we confirm that in future filings we will describe the reasons underlying the intermediate causes.
We also confirm that our future disclosures will assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350.
Income Taxes, page 24
2.We note your disclosure of "Provision (benefit) for income taxes without discrete event expense (benefit)" and "Effective tax rate without discrete events," which appear to represent non-GAAP measures. Please revise future filings to label these measures as non-GAAP measures and to provide all disclosures required by Item 10(e) of Regulation S-K. Ensure that you separately disclose each discrete event adjustment and also apply this comment to your earnings releases.

U.S. Securities and Exchange Commission

May 21, 2024

RESPONSE:
We acknowledge the Staff’s comment and the applicable guidance cited. In future filings, including our earnings releases, we will label non-GAAP measures and will provide the disclosures required by Item 10(e) of Regulation S-K, as appropriate.
Critical Accounting Policies and Estimates
Business Combinations, Goodwill and Acquired Intangible Assets, page 31
3.For any reporting units at risk for goodwill impairment, such as your FLIR reporting unit, please disclose in future filings the amount of goodwill allocated to the reporting unit and expand upon the methods and key assumptions used in your goodwill impairment test and how the key assumptions were determined. Although you disclose that you "primarily" use a discounted cash flow model, we note that your audit report references the additional use of the market approach for your FLIR reporting unit.
RESPONSE:
We acknowledge the Staff’s comment. At the assessment date in the fourth quarter of 2023, goodwill at our FLIR Reporting unit was $5,832.4 million, which represented the high end of the range of goodwill balances at our reporting units as disclosed in our Form 10-K for the year ending December 31, 2023. In future filings, beginning with our next Form 10-Q, we will disclose the amount of goodwill allocated to any at risk reporting unit as well as expand upon the methods, including our use of both income and market methods, and key assumptions used in our goodwill impairment test and how the key assumptions were determined, as appropriate.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Stock-based Compensation Costs, page 49
4.We note that beginning in fiscal 2024 you changed the valuation model used to determine the fair value of stock options from a lattice-based option pricing model to the Black- Scholes option pricing model. Please tell us and disclose pursuant to SAB Topic 14:C.3 the basis for the change. Consistent with ASC 718-10-55-20 and 55-27, tell us how you concluded, if true, that the Black-Scholes model results in a better estimate of fair value.
RESPONSE:
We acknowledge the Staff’s comment and the applicable guidance cited. As disclosed in our Form 10-K for the year ending December 31, 2023, we recorded $12.4 million, $17.9 million, and $20.0 million for stock option expense for 2023, 2022 and 2021, respectively, with the decrease in expense between these years due to fewer employees receiving stock option grants. In fiscal year 2022, we began to grant stock option awards to a smaller group of employees than in prior years, as a larger proportion of our employees began receiving time-based restricted stock unit awards in lieu of stock options. We do not expect the amount of stock option expense in future filings to rise above the immaterial levels we are now recording.

U.S. Securities and Exchange Commission

May 21, 2024

During 2022, we also began reassessing the valuation techniques needed to appropriately determine the fair value for a smaller number of stock option award program participants. Among other things, we observed that the exercise patterns of the smaller group of employees receiving stock options had a similar option exercising behavior, which was more closely aligned with the methodology of the Black-Scholes model. Starting in 2022, we also corroborated the fair value of stock option awards granted using the Black-Scholes option pricing model, and we confirmed that the fair values determined using the Black-Scholes option pricing model and the lattice-based option pricing model were materially similar.
In our Form 10-K for the year ending December 29, 2024, we will disclose the reason for the change in valuation model applied to stock options grants made subsequent to fiscal year 2023, with expected language as follows:
In 2024, the Company began using the Black-Scholes option pricing model to determine the fair value of stock options. The adoption of the Black-Scholes option pricing model was driven by a review of option exercise history, which more closely aligned with the methodology of the Black-Scholes option pricing model.
Note 9. Income Taxes, page 59
5.We note that you continue to make an indefinite reinvestment assertion for unrepatriated earnings of your material subsidiaries in Canada. Please disclose in future filings the amount of unremitted foreign earnings pursuant to ASC 740-30-50-2b.
RESPONSE:
We acknowledge the Staff’s comment and the applicable guidance cited.  Starting with the Form 10-K for the year ending December 29, 2024, we will disclose an estimated amount of unremitted foreign earnings of our material subsidiaries in Canada pursuant to ASC 740-30-50-2b.
If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4605 or melanie.cibik@teledyne.com, or alternatively, Stephen F. Blackwood, Senior Vice President and Chief Financial Officer, at (805) 373-4415 or stephen.blackwood@teledyne.com.
                        Sincerely,
                        /s/ Melanie S. Cibik
                        Melanie S. Cibik
                        Executive Vice President, General Counsel,
                        Chief Compliance Officer and Secretary
cc:    Robert Mehrabian, Executive Chairman, Teledyne
Simon M. Lorne, Chair, Audit Committee, Teledyne
Edwin Roks, Chief Executive Officer, Teledyne
Stephen F. Blackwood, Senior Vice President and Chief Financial Officer, Teledyne
Cynthia Belak, Vice President and Controller, Teledyne
Jeffrey Plourde, Partner, Deloitte & Touche LLP